Filed by Columbia Banking System, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934

Subject Company: Town Center Bancorp

Columbia Commission File No. 0-20288

The slides below form a part of a presentation by representatives of Columbia Banking System, Inc. (“Columbia”), in connection with a conference call held on March 29, 2007. The slides, which include information about Columbia’s proposed acquisition of Town Center Bancorp (and a separate proposed acquisition of Mountain Bank Holding Company), are hereby filed by Columbia pursuant to Rule 425 under the Securities Act of 1933 in connection with the acquisition of Town Center Bancorp.

Columbia Banking System

Town Center Bank

NASDAQ®

COLB Mountain Bank Holding Company March 29, 2007 Investor Presentation Strategically growing through acquisition of

Safe Harbor Statement
This presentation may include forward-looking
statements.  Actual results may differ materially
from those currently expected.  Additional
information concerning factors that could cause
such differences is contained in Columbia’s Annual
Report on Form 10-K and other filings with the
Securities and Exchange Commission.

Branches
Columbia Banking System, Inc. (40 branches)
Mountain Bank Holding Company (6 branches)
Town Center Bancorp (5 branches)
Skagit
Okanogan
Island
Clallam
Jefferson
Everett
Kitsap
Renton
King
Mason
Grays Harbor
Kittitas
Olympia
Thurston
Pierce
Pacific
Lewis
Yakima
Yakima
Wahkiakum
Cowlitz
Clatsop
Columbia
Skamania
Klickitat
Clark
Washington
Portland
Vancouver
Tillamook
Beaverton
Tigard
Gresham
Hood River
Sherman
Yamhill
Wasco
Clackamas
Marion
Lincoln
Polk
Salem
Wheeler
104
405
3
90
8
101
12
82
5
84
2007 SNL Financial LLC. All rights reserved
0
62.5mi

3 An Attractive Footprint

Corporate Overview
9.65% 9.69% 8.72% TE/TA
52.9% 68.7% 59.9% LTM Efficiency
0.18% 0.00% 0.14% NPA’s/Assets
5.74% 4.88% 4.49% LTM NIM
18.1% 10.3% 15.8% LTM ROATE
1.68% 1.02% 1.30% LTM ROAA
$13 $22 $252 Equity ($mil)
$103 $204 $2,023 Deposits ($mil)
$107 $165 $1,690 Net Loans ($mil)
$133 $230 $2,553 Assets ($mil)
5 6 40 Branches
Portland, OR Enumclaw, WA Tacoma, WA Headquarters
Town Center Mt. Rainier Columbia
December 31, 2006

5 Pro Forma Consolidated Overview $287 Equity ($ mil) $2,330 Deposits ($ mil) $1,962 Net Loans ($ mil) $2,916 Assets ($ mil) 51 Branches Columbia Banking System, Inc. December 31, 2006

Transaction Rationale –
Mt. Rainier Bank
Remarkable cultural fit
Attractive geographic fit
Opportunity to meaningfully complement and enhance product
offerings
Strong financial performance
Quality organization, loyal customer and stable deposit base
Accretive to 2008 EPS

Integration Highlights –
Mt. Rainier Bank
Successful acquisition blueprint
Continuity of key employees, culture and brand name
Similar operating infrastructure
Complementary operating model and business focus
Familiarity with markets
Strong credit quality
Continued board involvement
Shared commitment to the community

Key Terms – Mt. Rainier Bank
$60 million for all Mountain Bank shares and options
$25.00 per Mountain Bank share (subject to adjustment)
Fixed cash and fixed share value
$11.25 in Cash (45%)
$13.75 in Columbia Shares (55%)
Regulatory approval and Mountain Bank Shareholder
approval

Transaction Rationale –
Town Center
Logical geographic expansion
Similar culture and core values
Opportunity to meaningfully complement and enhance
product offerings
Strong financial performance
Accretive to earnings in the first full year.

Integration Highlights –
Town Center
Past successful acquisitions
Continuity of key employees and culture
Similar operating infrastructure
Complementary operating model and business focus
Additional platform for growth
Strong credit quality
Formation of  advisory board

Key Terms – Town Center
$45.1 million for all Town Center shares and options
$20.75 per Town Center share (at announcement)
$9.382 in Cash (45% at announcement)
0.3391 shares of Columbia stock (55% at announcement)
Regulatory approval and Town Center Shareholder
approval

COLB Melanie J. Dressel President & Chief Executive Officer P.O. Box 2156 Tacoma, WA 98401-2156 253-305-1911 mdressel@columbiabank.com

Columbia Note Regarding Forward Looking Statements

The slides include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “expected,” “anticipate,” “continue,” or other comparable words. In addition, all statements other than statements of historical facts that address activities that Columbia expects or anticipates will or may occur in the future are forward-looking statements. Readers are encouraged to read the reports of Columbia filed with the Securities and Exchange Commission (the “SEC”), particularly its Form 10-K for the fiscal year ended December 31, 2006, for a discussion of risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated by the forward looking statements. Additional factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include failure of the respective companies’ shareholders to approve either or both of the transactions discussed in the slides, delays or other difficulties in obtaining required regulatory approvals of one or both of the transactions, or failure to consummate one or both of the transactions for any other reason.

Additional Information About the Transaction and Where to Find It

In connection with the proposed acquisition of Town Center Bancorp, Columbia intends to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Town Center Bancorp that also constitutes a prospectus of Columbia. Town Center will mail the proxy statement/prospectus to its shareholders. Shareholders of Town Center and other interested parties are urged to read the proxy statement/prospectus when it becomes available and other relevant documents Columbia have filed or will file with the SEC at the SEC’s website at www.sec.gov because they contain important information. The proxy statement/prospectus (when it is available) and other documents may also be obtained free of charge by requesting them in writing from Columbia Banking System, Inc., Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98402. Copies of the proxy statement/prospectus may also be obtained for free by contacting Bob Ekblad, Executive Vice President & Chief Financial Officer, Town Center Bancorp, 0413 SE 82nd Avenue, Portland, OR 97266.

Participants in the Solicitation

Town Center, Columbia and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from Town Center shareholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Town Center shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Columbia’s executive officers and directors in Columbia’s definitive proxy statement on Schedule 14A filed with the SEC on March 19, 2007. Information relating to Town Center’s directors and executive officers will be included in the proxy statement/prospectus that will be filed with the SEC. You can also obtain free copies of these documents from Columbia using the contact information above.